Filed by Willow Lane Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Willow Lane Acquisition Corp.

Commission File No. 001-42400

Boost Run Holdings, LLC

Date: September 16, 2025

As previously disclosed, on September 15, 2025, Willow Lane Acquisition Corp., a Cayman Islands exempted company (“Willow Lane”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) Boost Run Inc., a Delaware corporation (“Pubco”), (ii) Benchmark Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, (iii) Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco, (iv) Boost Run Holdings, LLC, a Delaware limited liability company (“Boost Run”), (v) George Peng, solely in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for Willow Lane shareholders as of immediately prior to the Effective Time and their successors and assigns (other than the holders of Boost Run’s issued and outstanding membership interests (the “Sellers”)) in accordance with the terms and conditions of the Business Combination Agreement, and (vi) Andrew Karos, solely in the capacity as the representative from and after the Effective Time for the Sellers as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Business Combination Agreement for a proposed business combination (the “Business Combination”).

The following is a transcript of an investor webinar on September 16, 2025, presented by Luke Weil, Chairman and Chief Executive Officer of Willow Lane, and Andrew Karos, Chief Executive Officer of Boost Run.

Luke Weil, Chairman and CEO of Willow Lane Acquisition Corp.

Good morning. I’m Luke Weil, Chairman and CEO of Willow Lane Acquisition Corp. This morning, I’m pleased to announce our definitive business combination with Boost Run, a purpose-built AI infrastructure platform that’s been profitable and free cash flow positive since year one. I would like to take this opportunity to remind you that our remarks today will include forward-looking statements within the meaning of the US Securities Laws. Forward-looking statements are based on current information and management expectations as of this date. Actual results may differ materially from those contemplated by these forward-looking statements.

Factors that could cause these results to differ materially are set forth in today’s press release the accompanying investor presentation, and Willow Lane’s filings with the SEC. Any forward-looking statements that we make are based on assumptions as of today, and we undertake no obligation to update these statements as a result of new information or future events. The press release and investor presentation are available on our website at willowspac.com. A replay of this presentation will also be available on our website.

The AI infrastructure opportunity is massive. The market is projected to grow from approximately $60 billion in 2025, to nearly $500 billion by 2034. Within this, the GPU as a service segment alone is expected to reach approximately $27 billion by 2030. Boost Run provides enterprise-grade, bare metal access to the latest NVIDIA GPUs across SOC2 Type 1 & 2, HIPAA and ISO27001 certified data centers. What attracted us to Boost Run is their dual focus on technological stability and balance sheet discipline, an approach that works in both robust and in challenging market conditions. We’re particularly excited to partner with a founder who self-funded this business since its inception.

Additionally, references will be made during this presentation to non-GAAP financial measures and investors are encouraged to review these non-GAAP financial measures as identified in the presentation deck.

Boost Run has never raised Series A, B or C funding. They’ve grown organically while maintaining profitability. This transaction values Boost Runat roughly $614 million on a post-money basis, with over $112 million of cash added to Boost Runs balance sheet, assuming no redemptions by Willow Lane shareholders. Boost Run’s 2026 revenue midpoint of $180 million implies an attractive 3.4 times forward EV to revenue multiple, significantly below the comparables. We are very excited about this transaction.

And with that, we turn it over to Andrew Karos, the CEO of Boost Run.

Andy Karos, Founder and CEO of Boost Run

Thank you, Luke. I’m Andy Karos, Founder and CEO of Boost Run. My background spans in high-performance, compute-intensive operations. I launched my career in algorithmic trading straight out of college. In 2007, I funded and scaled Blue Fire Capital building global trading infrastructure across seven countries and 13 data centers. I sold Blue Fire to Galaxy Digital in 2020 for a successful exit. Then I served on Galaxy’s executive committee, running systematic trading until 2023.

I decided to leave Galaxy to self-fund Boost Run because I saw what I believe were critical inefficiencies in the AI infrastructure market, and set out to provide the enterprise-grade, compliant solutions that regulated businesses and other enterprises need. Boost Run has closed this gap.The same principles that made Blue Fire successful, also applied to AI compute, low latency, reliability and intelligent resource allocation.

We selected Willow Lane for two key reasons. First, they bring years of SPAC experience with a proven track record. They’ve successfully completed five business combinations. And second, they understood our vision to position Boost Run, a premium AI infrastructure provider for regulated industries and enterprise customers.

What is our advantage? We deliver bare metal GPU access through both web UI and API to our fully automated software stack. Here’s what differentiates us. First, enterprise grade compliance. Coming from regulated financial markets, we built Boost Run to meet the highest standards, SOC 2 Type 1 & 2, HIPAA and ISO27001 certified. This isn’t just data center certification, this is operator-level certification that enables AI deployments in healthcare, financial services, government and other regulated sectors.

Second, superior unit economics. We have what we believe is a thoughtful approach to acquiring GPUs, financial engineering and operational excellence. This drives our industry-leading margins. Roughly 70% of our CapEx converts into revenue within 12 months, which has enabled us to generate positive cash flow since year one.

Our asset and operational efficiency is designed to allow us to pay off all our GPU purchases in as little as 30 months, as opposed to the industry standard of 60 to 84 months. In this rapidly evolving AI infrastructure market, this gives us more operational flexibility. We expect approximately 80% adjusted EBITDA margins in 2026. This is among the highest in the sector.

Strategic relationships. Our success is built on key partnerships. Here are a few examples. Our Lenovo relationship enables large-scale procurement. It is important to note NVIDIA distributes their GPUs through OEMs. We maintain a very strong working relationship with both Lenovo and NVIDIA. Access to the latest innovation has been and we believe they will be a strong driver of our success. And we intend to be extremely thoughtful on when and what GPUs we deploy into production.

Our partnership with TierPoint provides access to 45 data center locations across the US. This gives us geographical diversification that single-site operators can’t match. TierPoint’s data center certifications and Boost Run’s operator-level certifications facilitate a purpose-built enterprise offering which is secure, compliant, reliable and scalable.

Our partnership with Carahsoft, a leading IT solution provider who supports federal, state and local government agencies and education and healthcare markets. This opens access to bid on Compute needs for $20 billion in annual government contracts.

We have also recently established a new relationship with DDN. For Boost Run, integrating DDN’s AI-optimized storage architecture directly addresses a critical pain point in GPU computing.

DDN’s technology delivers the extreme throughput and low latency needed to keep GPUs fed with data. This enables Boost Run to provide enterprise-grade performance and solutions while potentially increasing our own infrastructure efficiency and margins.

Lumen provides Boost Run with advanced networking capabilities such as dedicated internet access, as well as ethernet services up to 400 Gbps. This enables seamless high bandwidth data flows for critical business applications.

Market opportunity and positioning. AI infrastructure spend is accelerating. We’ve seen over $14 5 billion in AI-focused capital raises just in 2024 and 2025. Our target customers require more than just raw compute. They need security and compliance for regulated workloads, multi-cloud diversification to reduce vendor risk, cost optimization versus hyper scaler pricing and rapid deployment, measured in hours, not weeks. We are targeting $400 million notional hardware deployments across 20 megawatts of power for 2026.

Our financial course demonstrates what we believe is a powerful model. Pre-cash flow positive since year one, and we are committed to this principle. 2026 estimated revenue is $180 million at the midpoint. This represents approximately a 470% growth year-over-year. We generate strong profitability within the neo-cloud industry with adjusted EBITDA margins of approximately 80%.

Capital deployment plan. We expect the influx of approximately $100 million from this transaction, combined with our existing credit facilities to support approximately $400 million in hardware deployment through 2026. Each dollar invested in hardware is expected to generate approximately $0.70 in annual revenue within 12 months.

There are four key contributors to our expansion.

Data center footprint. We expect to add 16 megawatts of capacity across Charlotte, St. Louis and Pennsylvania through our TierPoint partnership. This phased approach should de-risk execution while aligning with customer demand.

Regulated industry penetration. Our certifications create meaningful barriers to entry. The compliance software market alone is $36 billion, growing at 13% CAGR. We’re targeting financial services, healthcare, energy and government sectors where AI spend is accelerating, but security requirements are paramount.

Through Carahsoft, we can potentially unlock access to 200-plus government contracts, with Congress considering $32 billion in additional AI funding. We’re positioned to capture meaningful share of this high-value, sticky customer base.

Software platform development. We’re productizing our automation layer to provide an end-to-end API, successful platform for provisioning, model deployment and monitoring. This is intended to expand margins, improve retention and create additional revenue streams.

Why now and why us? The market timing is highly favorable. AI infrastructure demand is outpacing supply, leading to 12 to 18 month lead times and pricing premiums above MSRP. Companies need reliable partners who can deliver capacity when needed. Our team has the deep operational expertise required for this space.

My background in high frequency trading taught me that latency and stability aren’t as just buzzwords. There are foundational requirements when you’re running mission-critical AI workloads. Downtime is not acceptable.

We continue to have visibility on scaling, proven partnerships for hardware procurement and data center capacity, clear regulatory pathways and high-value verticals, software automation that improves efficiency and margins and strong balance sheet discipline that is expected to maintain profitability while we grow.

With that, I will let Luke wrap this up.

Luke Weil, Chairman and CEO of Willow Lane Acquisition Corp.

Thanks, Andy. What we’re delivering here is a pure play investment in the backbone of a transformational industry. AI infrastructure represents one of the most compelling investment themes of this decade, yet most market investors have had limited access to profitable, pure play opportunities.

Boost Run delivers the rare combination we look for, an A-plus management team with an A-plus business model. Andy and his team have built something special, a profitable scaling platform and the fastest growing segment of technology infrastructure.

The valuation represents significant embedded upside. At 3.4 times forward revenue, we’re pricing this below the market’s recognition of the AI infrastructure opportunity. As institutional awareness grows and the company executes against its plan, we expect meaningful multiple expansion.

For investors seeking exposure to AI infrastructure, this represents a unique opportunity to partner with proven operators who have built and scaled technology businesses before, understand unit economics and maintain the discipline to grow profitably.

Additional Information and Where to Find It

Willow Lane, Boost Run and Pubco intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement of Willow Lane and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of Willow Lane as of a record date to be established for voting on Willow Lane’s proposed Business Combination with Boost Run. SHAREHOLDERS OF WILLOW LANE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH WILLOW LANE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLOW LANE, BOOST RUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Willow Lane Acquisition Corp, 250 West 57th Street, Suite 415, New York, NY 10107; or Boost Run, LLC, 5 Revere Drive, Suite 200 Northbrook, IL 60062.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits and timing of the completion of the Business Combination; statements about Boost Run’s market opportunity and the potential growth of that market; Boost Run’s strategy, outcomes and growth prospects; trends in Boost Run’s industry and markets; the competitive environment in which Boost Run operates; the ability for Boost Run to raise funds to support its business; the sources and uses of cash of the Business Combination; and the anticipated capitalization and enterprise value of the Pubco following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Boost Run’s and Willow Lane’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Boost Run and Willow Lane.

These forward-looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts Boost Run’s current plans and operations as a result of the announcement and consummation of the Business Combination; the inability of the parties to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of Willow Lane’s securities on a national securities exchange; the ability to obtain or maintain the listing of the Pubco’s securities on Nasdaq following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; Boost Run’s limited operating history, lack of history of operating as a public company and the rapidly evolving industry in which it operates; Boost Run’s use and reporting of business and operational metrics; uncertainties surrounding Boost Run’s business model; Boost Run’s expectations regarding future financial performance, capital requirements and unit economics; Boost Run’s competitive landscape; capital market, interest rate and currency exchange risks; Boost Run’s ability to manage growth and expand its operations; Boost Run’s ability to attract and retain additional customers and additional business from existing customers; Boost Run’s ability to secure additional data center capacity at affordable rates; Boost Run’s ability to acquire the GPUs necessary to expand its business at anticipated prices; the prices at which Boost Run will be able to sell the services it provides; Boost Run’s ability to provide reliable high compute services; Boost Run’s ability to successfully develop and sell new products and services; the risk that Boost Run’s technology and infrastructure may not operate as expected, including but not limited to as a result of significant coding, manufacturing or configuration errors; the failure to offer high quality technical support; Boost Run’s dependence on members of its senior management and its ability to attract and retain qualified personnel; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic and geopolitical environment; risks related to the marketing of Boost Run’s services to various government entities; uncertainty or changes with respect to laws and regulations; data protection or cybersecurity incidents and related regulations; disruption in the electrical power grid at or near one or more of Boost Run’s data centers; physical security breaches; supply chain disruptions; changes in tariffs or import restrictions; Boost Run’s lack of business interruption insurance; Boost Run’s ability to maintain, protect and defend its intellectual property rights; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Willow Lane’s securities; the risk that the Business Combination may not be completed by Willow Lane’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Willow Lane; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against Boost Run, Willow Lane, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the risk that shareholders of Willow Lane could elect to have their shares redeemed, leaving Pubco with insufficient cash to execute its business plans; past performance by Boost Run management team may not be indicative of the future performance of Pubco after the Business Combination; the risk that an active market for the securities of Pubco after the Business Combination may not develop; and those risk factors discussed in documents of Willow Lane, Boost Run and Pubco filed, or to be filed, with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Willow Lane nor Boost Run presently know or can anticipate or that Willow Lane and Boost Run currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Willow Lane’s, Boost Run’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this communication. Willow Lane, Boost Run and Pubco anticipate that subsequent events and developments will cause Willow Lane’s, Boost Run’s and Pubco’s assessments to change. However, while Willow Lane, Boost Run and Pubco may elect to update these forward-looking statements at some point in the future, Willow Lane, Boost Run and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Willow Lane. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Willow Lane, Boost Run and Pubco undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Willow Lane, Boost Run and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Willow Lane’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Willow Lane’s securities are, or will be, contained in filings with the SEC relating to the Business Combination. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Willow Lane’s shareholders in connection with the Business Combination, including the names and interests of Boost Run’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Registration Statement for the Business Combination. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Non-GAAP Financial Measures

This communication includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”), including, but not limited to, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and certain ratios and other metrics derived therefrom. Note that other companies may calculate these non-GAAP financial measures differently, and, therefore, such financial measures may not be directly comparable to similarly titled measures of other companies. Further, these non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Boost Run’s financial results. Therefore, these measures, and other measures that are calculated using such non-GAAP measures, should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Boost Run’s and Willow Lane’s presentation of these measures may not be comparable to similarly titled measures used by other companies. Boost Run and Willow Lane believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Boost Run’s financial condition and results of operations. Boost Run and Willow Lane believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in Boost Run, and in comparing Boost Run’s financial measures with those of other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining financial measures. Please refer to the investor presentation, which has been furnished as Exhibit 99.1 to Willow Lane’s Current Report on Form 8-K, which was in turn filed with the SEC on September 15, 2025, for a reconciliation of these measures to what Boost Run believes are the most directly comparable measures evaluated in accordance with GAAP. Certain monetary amounts, percentages and other figures included in this communication have been subject to rounding adjustments. The presentation of such non-GAAP measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that Boost Run’s future results and cash flows will be unaffected by other unusual or non-recurring items. Boost Run and Willow Lane expect the variability of these items could have a significant impact on our reported GAAP financial results.